SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS RELEASES THIRD QUARTER 2003 RESULTS

(Rio de Janeiro – November 13, 2003) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS released its consolidated results expressed in millions of reais today, under Brazilian Generally Accepted Accounting Principles.

PETROBRAS reported consolidated net income of R$ 5,361 million in the third quarter of 2003 (3Q03), a 40% increase over 2Q03. In the period from January through September 2003, PETROBRAS’ consolidated net income was R$ 14,774 million, an increase of 180% in relation to the same period of 2002. Consolidated net operating revenue in 3Q03 was R$ 23,798 million, and the Company’s market value on September 30, 2003 rose to R$ 68,692 million.

  Consolidated net income in 3Q03 was R$ 5,361 million, due mainly to the gross margin (42%), which was 7% higher than gross margin in 3Q02.

  This performance reflects basically the alignment of the sales prices of some oil by-products in the domestic market to the international prices and the exchange rate devaluation. Consolidated net income was additionally affected by increased export revenues, which rose because of higher international oil prices and provisions for interest on own capital, which resulted in a fiscal savings of R$ 1,119 million.

  However, this result was partially offset by higher costs of governmental participation in Brazil, third-party participation in consortiums in production oil areas, oil and oil by-product imports, lesser volumes sold in the domestic market (2%) and by the exchange loss of R$ 499 million as a result of the devaluation of the real, mainly in relation to assets and liabilities linked to US dollar (1.8%) and Yen (9.2%) on the 3Q/03 net of gains from participation in affiliated companies abroad.

  Gross consolidated revenue in 3Q03 was R$ 32,857 million, while net operating revenue was R$ 23,798 million. In the same quarter of last year, gross revenue and net revenue were R$ 29,095 million and R$ 21,295 million, respectively.

  From January through September 2003, PETROBRAS invested R$ 13,144 million, principally in developing its oil and natural gas production capacity. This was a 42% increase over the investments made in the same period of 2002.

  In 3Q03, production of petroleum and natural gas in Brazil grew nearly 2% over the same period of last year, reaching an average of 1,562 thousand barrels of oil and oil equivalent per day. In 3Q03, the average production of oil by-products in Brazil was 1,674 thousand barrels/day, with growth of 1% from January through September 2002.

  PETROBRAS’ economic contribution to Brazil in period from Jan-Sept 2003, measured by the generation of taxes, fees, social contributions and government contributions, was R$ 38,668 million, a growth of 40% compared to the same period of 2002.

  In light of the economic and financial performance from Jan-Sept 2003, PETROBRAS’ Board of Directors authorized a R$ 3,290 million distribution (R$3.00 per share) to shareholders in the form of interest on own capital. This will be distributed by February 2004, and will be deducted from the dividends to be discussed at the Shareholders’ General Meeting that will meet to approve the allocation of 2003 results.

  On September 30, 2003, the Company’s market value was R$ 68,692 million, representing 136% of the Holding Company’s net equity (R$ 50,558 million).

This document is divided into 5 sections:
PETROBRAS	Index	PETROBRAS	Index
Financial Performance	3	Financial Statements	29
Operating Performance	5
Financial Statements	14
Appendices	22

PETROBRAS S.A

Comments from the President, Mr. José Eduardo de Barros Dutra

This quarter marks the beginning of the commemoration of PETROBRAS’ 50th anniversary as a company, and we have more than enough reasons to celebrate this event. PETROBRAS completes a half-century of existence as the 15th largest oil company worldwide, the largest company in Brazil, and a leader in Latin America.

As if to instill even more value to this 50th anniversary celebration, in the third quarter of 2003, net income reached R$ 5,361 million. Year to date, net income was R$ 14,774 million, representing an increase of 180% in relation to the same period of 2002, the best result in the Company history. On this occasion, it is noteworthy that PETROBRAS is, for the second consecutive time (2001 and 2002), listed among the top ten companies for the Anefac-Fipecafi-Serasa Award for Transparency, for which it went up against the 500 largest and best private companies in Brazil and the 50 largest state-owned companies.

Investment rose to R$ 13 billion, mainly in the areas of exploration and production of petroleum and natural gas. As a result, not only did production grow, but important oil discoveries were also made, particularly in the state of Espírito Santo. On a consolidated basis, in the last 12 months discoveries in Brazil totally nearly 4 billion barrels of oil and 419 billion cubic meters of natural gas, representing 6.6 billion barrels of oil equivalents potentially recoverable.

From January through September 2003, PETROBRAS’ export revenues increased 28%, compared to the same period of 2002 as a function of the reduction of sales in the domestic market and higher international oil prices.

PETROBRAS’ positive evaluation by the capital markets became more evident with the successful issue of US$ 750 million in bonds in the international market. The strong interest shown by international investors resulted in the issue being snapped up in record time, with demand substantially higher than the offer.

The signing of contracts that will make the US$ 1 billion financing for implantation of the Malhas Project should also be highlighted. This project involves extension of gas pipelines in the southeastern and northeastern regions of Brazil, which will expand the transport capacity of natural gas to the Northeast by 9 million cubic meters per day, and by 13 million cubic meters per day to the Southeast.

PETROBRAS is an energy company with an international presence that seeks profitability in its businesses, and its activities are strongly associated with environmental and social responsibility, making it particularly significant to be awarded by the ABERJ, APIMEC, FIDES, IBASE and Instituto Ethos with the Social Balance Prize – “Prêmio Balanço Social” in the category National Outstanding Company for the year 2002.

The important contribution from Petrobras to the country, measured by taxes and duties paid, already exceeds R$ 38 billion in the first nine months of the year.

It is in this positive scenario that PETROBRAS reaches its 50th year with renewed energy and the challenge to continue growing over the next 50 years.

PETROBRAS S.A	Financial Performance

Net Income and Consolidated Economic Indicators

PETROBRAS, its subsidiaries and controlled companies, reported consolidated net income of R$ 14,774 million in the period from Jan-Sept 2003, with operating income (1) increasing 115% in relation to operating income in the same period of 2002.

R$ Million
Third Quarter					Jan-Sep
2Q-2003	2003	2002	Δ %		2003	2002	Δ %
32,471	32,857	29,095	13	Gross Operating Revenues	98,789	69,735	42
23,391	23,798	21,295	12	Net Operating Revenues	71,791	48,333	49
6,614	6,828	4,242	61	Operating Profit(1)	21,987	10,221	115
1,535	(463)	(3,146)	(85)	Financial Result	1,506	(4,829)	233
3,827	5,361	2,368	126	Net Income for the Period	14,774	5,269	180
3.49	4.89	2.18	123	Net Income per Share	13.48	4.85	178
58,950	68,692	41,864	64	Market Value (Parent Company)	68,692	41,864	64
44	42	35	7	Gross Margin (%)	45	36	9
28	29	20	9	Operating Margin (%)	31	21	10
16	23	11	12	Net Margin (%)	21	11	10
8,039	8,234	5,713	44	EBITDA - R$ million (2)	25,738	13,757	87
				Financial and Economic indicators
26.03	28.41	26.95	5	Brent (US$/bbl)	28.65	24.38	18
2.9814	2.9324	3.1233	(6)	US Dollar Average Price - Sale	3.1334	2.6712	17
2.8720	2.9234	3.8949	(25)	US Dollar Last Price - Sale	2.9234	3.8949	(25)

(1) Before revenues, financial expenses and shareholders’ equity.
(2) Operating income before financial result and shareholders’ equity + depreciation/amortization/well abandonment.

The principal factors affecting consolidated net income in the period January through September 2003 were:

  Gross margin from January through September 2003 increased nine percent in relation to the same period of 2002, due mainly to the pass-through of international prices and the devaluation of the real to sales prices of some oil derivatives in the domestic market beginning in October 2002, to increased exports, which was a reflection of the exchange rate, and higher international oil prices. These factors were partially offset by the increased costs of importing oil and oil by-products, a reflection of international prices, and by the production costs of domestic oil, which were affected by the increased expenses with governmental participation in Brazil and third-party participation in consortiums, which are in line with international market prices and the exchange rate. Inclusion of the revenues and costs of PEPSA and PELSA in PETROBRAS’ consolidated financial statements from January through September 2003 did not alter gross margin.

  In the first nine months of 2003, the operating margin was 10% higher than in the same period of 2002. This was essentially due to the gross margin together with a smaller increase on operational expenses in relation to the increase in the Net Revenues for the period, which was offset by the provision for losses on financial exposure in the contracts with thermoelectric generators in the amount of R$ 708 million; by recognition of the R$ 330 million adjustment to market value of gas turbine generators, which generators were initially projected to be used in thermoelectric projects, but which are currently without any prospects for utilization; for provision of the R$ 160 million contingency related to INSS notifications, which attribute responsibility to PETROBRAS for amounts not paid by its service providers; and for liquidation of the hedge to cover financial operations in Japanese yen, which caused aloss of R$ 198 million. PEPSA and PELSA did not affect the consolidated operating margin.

  Net margin from January through September 2003 increased 10 percent over the same period of the previous year as a function of gross margin; reduction in net financial expenses due to appreciation of the real against the dollar from Jan-Sept. 2003 (17% compared with the 68% devaluation in the same period of 2002); the provision made for interest on own capital that resulted in fiscal savings of R$ 1,119 million in spite of the growth mentioned in the operational margin in operating expenses; and the exchange rate loss in the conversion of R$ 1,013 million in net equity of controlled companies abroad due to appreciation of the real. Inclusion of PEPSA’s and PELSA’s financial statements did not affect consolidated net margin.

  Two percent increase in domestic production of oil and GNL, in relation to the first nine months of 2002. This resulted in an increased share of national oil in the load processed in refineries (81% in the period Jan-Sept 2003, and 80% in the same period of 2002).

  Net positive financial result in the amount of R$ 1,506 million, due to appreciation of the real against the dollar from January through September 2003 (17%).

  An write-off in the amount of R$ 448 million related to wells that were identified as dry or sub-commercial.

PETROBRAS S.A	Operating Performance

Third Quarter				Jan-Sep
2Q-2003	2003	2002	Δ %	2003	2002	Δ %

Exploration & Production - Thousands bpd

1,775	1,727	1,560	11	Oil and LNG production	1,708	1,550	10
1,512	1,562	1,526	2	Domestic	1,549	1,515	2
263	165	34	385	International	159	35	354
163	165	34	385	International - Pro Forma**	159	35	354
371	341	273	25	Natural Gas production *	332	278	19
242	254	249	2	Domestic	248	257	(4)
129	87	24	263	International	84	21	300
85	87	24	263	International - Pro Forma**	84	21	300

2,146	2,068	1,833	13	Total production	2,040	1,828	12

* Does not include liquified gas. Includes reinjected gas

Average Sales Price - US$ per bbl / mcf

				Oil (US$/bbl)
25.21	26.16	25.40	3	Brazil	27.09	22.13	22
23.39	20.08	25.65	(22)	International	22.47	22.81	(1)
				Natural Gas (US$/mcf)
1.81	1.87	1.10	70	Brazil	1.75	1.28	37
1.03	1.12	1.17	(4)	International	1.14	1.27	(10)

Refining, Transport and Supply - Thousands bpd

269	360	392	(8)	Crude oil imports	322	355	(9)
127	125	213	(41)	Oil product imports	121	198	(39)
95	91	56	63	Import of gas, alcohol and others	86	62	39
203	242	273	(11)	Crude oil exports	223	240	(7)
231	214	218	(2)	Oil product exports	224	214	5
57	120	170	(29)	Net imports	82	161	(49)
1,720	1,770	1,709	4	Output of oil products	1,743	1,701	2
1,605	1,674	1,650	1	• Brazil	1,651	1,645	-
115	96	59	63	• International	92	56	64
90	96	59	63	• International - Pro - Forma **	92	56	64
2,085	2,085	2,022	3	Primary Processed Installed Capacity	2,085	2,022	3
1,956	1,956	1,931	1	• Brazil	1,956	1,931	1
129	129	91	42	• International	129	91	42
129	129	91	42	• International - Pro - Forma **	129	91	42
				Use of Installed Capacity (%)
83	84	85	(1)	• Brazil	83	84	(1)
92	75	79	(4)	• International	73	68	5
72	75	79	(4)	• International - Pro - Forma **	73	68	5
82	80	80	0	Domestic crude as % of total feedstock processed	81	80	1

Cost - US$/barrel

				Lifting Costs:
				• Brazil
3.33	3.50	2.76	27	•• without government participation	3.23	3.03	7
8.05	8.58	6.97	23	•• with government participation	8.37	6.89	21
2.42	2.43	2.23	9	• International	2.36	2.22	6
2.21	2.43	2.23	9	• International - Pro - Forma **	2.36	2.22	6
				Refining cost
1.07	1.07	0.84	27	• Brazil	1.01	0.95	6
1.27	1.12	0.87	29	• International	1.09	1.00	9
1.16	1.12	0.87	29	• International - Pro - Forma **	1.09	1.00	9
155	181	121	50	Overhead in US$ million (1)	474	428	11

(1) In order to make the "Corporate Overhead" indicator more meaningful in its management model, the Company reviewed its components, and recalculated for previous periods.

Sales Volume - Thousands bpd

1,478	1,542	1,615	(5)	Total Oil Products	1,500	1,600	(6)
27	39	41	(5)	Alcohol, Nitrogen and others	32	34	(6)
174	194	157	24	Natural Gas	172	148	16
1,679	1,775	1,813	(2)	Total domestic market	1,704	1,782	(4)
440	469	506	(7)	Exports	455	466	(2)
389	307	122	152	International Sales	297	123	141
829	776	628	24	Total international market	752	589	28
2,508	2,551	2,441	5	Total	2,456	2,371	4
278	307	122	152	Total Pro Forma International Market	297	123	141

** Includes pro forma PEPSA and PELSA information in the 2Q03, presenting the months of April, May and June of 2003

Exploration and Production – Thousand bpd

Production of domestic oil and NGL in 3Q03 was 3% higher than production in 2Q03, due essentially to the stops on platforms P-35 and P-19 (Marlim) in the months of May and June 2003, for flare repair.

International production of oil and NGL in 3Q03, considering production of Petrobras Energia Participaciones S.A. – PEPSA, and Petrolera Entre Lomas – PELSA in 2Q03 (pro forma), increased 1% in relation to the previous quarter, due to increased production in the San Antonio block in Bolivia, and increased production in Venezuela, Peru and Ecuador.

Production of domestic oil and NGL in the period from January through September 2003 increased 2% in relation to the same period of 2002, due to the entry into production of new wells in the Marlim field, in Espadarte (ESPF), and installation of the production system in the Marlim Sul field. Entry into production of FPSO Brasil in Roncador in December 2002, the Jubarte field in October 2002, and the Coral field in February 2003, also contributed to increased production in the period.

From Jan-Sept 2003, international production of oil and gas increased 334% in relation to the same period of 2002, due basically to inclusion of production of the companies Petrolera Santa Fe, Petrolera Entre Lomas and PEPSA in Argentina, and increased production in Bolivia due to the demand for gas contracted in the period. Part of this increase was offset by the expected reduction in production of “mature” fields in Angola, Colombia and the United States.

Refining, Transport and Supply – Th. bpd

The 1% increase in the share of domestic oil in the load processed in refineries from Jan-Sept 2003, if compared to the same period of 2002, is a sign of success in the search for higher profitability. This result is due to continuous improvement in refinery performance as they seek operating excellence.

Costs – US$/barrel

The lifting cost in Brazil, excluding government participation from Jan-Sept 2003, increased 7% in relation to the same period of the previous year. This result was due to higher expenses for technical services in maintenance activities on oil flow lines, equipment, and installations that support production, plus the increased transport expenses principally with the Marlim, Albacora, Enchova, Namorado, Garoupa, Corvina and Cherne fields. The 5% growth in 3Q03 in comparison with 2Q03 is due mainly to larger expenses with technical services in drilling activities, restoration and well interventions, undersea operations, inspections, maintenance and the increased cost of renting sounding equipment, mainly in the Marlim, Albacora and Pargo fields. In addition, there were higher expenses for gas compression and oil collection in the Marimba, Piraúna, Marlim and Espadarte fields.

From Jan-Sept 2003 the lifting cost in Brazil, including governmental participation, increased 21% in relation to the same period last year, due to the new price of special participation in the Marlim Sul field. This is a function of the larger volumes produced, inclusion of the Canto do Amaro and Roncador fields as taxable for payment of special participation, and to the growth of reference prices for domestic oil. When compared with 2Q03, Brazil’s lifting cost including government participation increased 7% due to higher reference prices for domestic oil.

The international lifting cost from Jan-Sept 2003 rose 6% in relation to the same period of 2002 because of incorporation of the higher unit costs of Petrolera Santa Fe, Petrolera Entre Lomas and PEPSA in Argentina, as well as the increased expenses in relation to the start of production of the San Antonio block in Bolivia. This increase was partially offset by lower maintenance expenses at the Arauca field, and lower consumption of natural gas and diesel oil at the Upia field, both of which are in Colombia.

Domestic unit refining costs from Jan-Sept 2003 rose 6% in relation to the same period of the previous year, essentially due to the increased expenses related to chemical products and catalyzers. In comparison to 2Q03, Brazil’s refining cost in 3Q03 remained stable.

From Jan-Sept 2003, the international unit refining cost rose 9% over the same period of 2002, a function of including PEPSA’s unit costs and the larger expenses associated with maintenance of the volumetric control system, electricity, and health and safety at EG3.

The 11% increase in overhead expenses from January through September 2003, when compared with the same period of the prior year, is due to the increase in expenses related to salary and benefits following the most recent salary adjustment, effective since September 2002, and to the increased number of employees at the Company, plus the larger expenses with advertising and sponsorships. These effects were partially offset by the conversion into dollars of costs originally in Brazilian currency, because of the average devaluation of the real against the U.S. dollar between the two periods, and by the extraordinary costs from January through September 2002, with the incentive to employees to move to the Company’s new pension plan. The larger expenses for advertising, sponsorships and data processing services provoked a 17% rise in 3Q03 overhead costs when compared with 2Q03.

Sales volume – Th. bpd

Reduced economic activity in Brazil and the consequent loss of purchasing power for the general population is reflected in the decreased market for oil by-products, principally in sales of diesel oil, gasoline, QAV and fuel oil. Thus the sales volume between January and September 2003 fell by 4% in the domestic market in relation to the same period of 2002.

Consolidated Statement of Results by Business Area

Result by Segment Area R$ Million (1)
Third Quarter					Jan-Sep
2Q-2003	2003	2002	Δ %		2003	2002	Δ %
3,252	3,230	3,330	(3)	EXPLORATION & PRODUCTION	12,099	6,891	76
1,257	1,521	(245)	721	SUPPLY	4,243	867	389
(123)	(91)	(289)	(69)	GAS & Energy	(549)	(477)	15
86	98	41	139	DISTRIBUTION	281	175	61
397	74	(15)	593	INTERNATIONAL (2)	697	(57)	1323
(1,418)	404	(267)	251	CORPORATE	(1,391)	(1,360)	2
376	125	(187)	167	ELIMINATIONS AND ADJUSTS	(606)	(770)	(21)
3,827	5,361	2,368	126	CONSOLIDATED NET INCOME	14,774	5,269	180

(1) Financial statements by business area and respective comments begin on page 17.

(2) In the International business area, the comparison between periods is influenced by foreign exchange rate variation, given that all operations are transacted overseas either in dollars or in the currency of the country in which each company is domiciled. There may be cases in which fluctuations of the real are significant and due almost exclusively to foreign exchange rate variations, principally during periods of high volatility. The results from January to September 2003 include the International business area also includes the Argentine operations of Petrolera Santa Fe, acquired in October 2002. As of 2Q03, subsequent to approval by the CNDC – Comisión Nacional de Defensa de La Competência (the Argentine regulatory agency) of acquisition of 58.62% of the capital of Perez Companc (current Petrobras Energia Participaciones S.A. – PEPSA), and 39.67% of the capital of Petrolera Perez Companc S.A. (current Petrolera Entre Lomas) by Petrobras Participações S.L., a company indirectly controlled by PETROBRAS, the International area also includes the operations of these two new companies.

Results by Business Area

PETROBRAS operates on an integrated basis, with the majority of oil and gas production in the Exploration and Production area transferred to other sectors of PETROBRAS.

Highlighted below are the principal criteria used in determining the results of each business area:

a) Net operating revenues: considers all revenue from sales to external clients, plus sales between business areas, with the internal transfer prices defined among the areas as the reference.

b) Operating income is determined from net operating revenues, the cost of goods and services sold, which is calculated by each business area based on the internal transfer price, other operating costs for each segment, and operating expenses defined as the expenses effectively incurred in each area.

c) Assets: includes the assets identified as pertaining to each area.

E&P – From Jan-Sept 2003, net income reported by the Exploration and Production area was R$ 12,099 million, 76% higher than net income reported in the same period of the prior year (R$ 6,891 million). This result was mainly due to the increase of R$ 7,694 million in gross income related to the sale/transfer of petroleum, principally reflecting the increases in international prices of oil and in the exchange rate, as well as the 2% increase in volumes of oil and natural gas produced.

In 3Q03, net income reported by the E&P area was R$ 3,230 million, just 1% lower than the net income in the previous period (R$ 3,252 million). This result was due to the R$ 391 million increase in gross income, arising from the increase in the average sales/transfer prices, the 3% increase in production volumes of petroleum and natural gas, which were offset by the provision for INSS contingencies in the amount of R$ 152 million, and to the increase of R$ 226 million in net financial expenses, considering the 2% devaluation of the real against the dollar.

SUPPLY – From January through September 2003, net income from Supply was R$ 4,243 million, 389% higher than net income reported in the same period of the previous year (R$ 867 million). This was mainly due to growth of R$ 4,489 million in gross income, as a result of the increase in the international refining margin reflected on the average realization price of by-products throughout 2002, with greater emphasis on the last quarter, and in 2003, as well as the larger share of domestic petroleum in processed load (81% from Jan-Sep 2003, and 80% from Jan-Sep 2002).

This result was partly offset by the 6% reduction in total volumes sold of by-products in the domestic market.

In 3Q03, net income from Supply was R$ 1,521 million, 21% higher than net income reported in the previous quarter (R$ 1,257 million). This was mainly due to the R$ 388 million increase in gross income, which was a result of stocks built up in the previous quarter at lower costs, plus the 4% increase in total volume of oil by-products sold in the domestic market. This was partially offset by the lower share of domestic oil in the load processed in 3Q03 in relation to the prior quarter (80% and 82%, respectively), and by the reduction in average value of oil by-products in the domestic market.

GAS AND ENERGY – From Jan- Sept 2003, the Gas and Energy sector reported a loss of R$ 549 million, 15% higher than the R$ 477 million loss reported for Jan-Sept 2002.

In spite of the energy businesses generating gross income of R$ 131 million from Jan-Sept 2003, considering the start-up of operations of some thermoelectric plants in 4Q02 and Petrobrás Energia Ltda in 1Q03, the global result was negative, principally because of the following factors :

  A provision for estimated losses related to financial exposure in energy businesses in the amount of R$ 708 million. Of the total amount provisioned (R$ 1,433 million), R$ 1,227 million was realized from Jan-Sept 2003, with R$ 372 million in 1Q03, R$ 412 million in 2Q03 and R$ 443 million in 3Q03.

  Recognition in 2Q03 of a provision to adjust the market value related to gas turbine generators. These turbines were initially to be used at thermoelectric plants for which there are no current projections for use considering the actual state of the energy sector and generating a reduction of these assets and, consequently, segment results in the amount of R$ 330 million.

Part of the loss from energy businesses was offset by net income of R$ 273 million reported in the natural gas segment (loss of R$ 646 million from Jan-Sept 2002), considering the following:

  Increase in the average realization value of natural gas, as a result of the currency devaluation and the increase in fuel oil prices in the international market;

  12% growth in volumes sold, a result of continuous substitution to fuel oil (ceramics industry and thermoelectric plants) and increased automotive use;

  Financial revenues following the 17% appreciation of the real against the dollar on the debt related to construction of the Bolivia to Brazil gas pipeline.

In 3Q03, the loss in the Gas and Energy segment was R$ 91 million, 26% less than the R$ 123 million loss reported in the preceding quarter, mainly due to the net financial expense of R$ 219 million generated by the 2% devaluation of the real against the dollar in relation to the net debt of the business segment (revenues of R$ 273 million in 2Q03). This was partially offset by the reduction in operating expenses that, in the previous quarter, included the provision for adjustment to market value of the gas-turbine generators.

DISTRIBUTION – From Jan-Sept 2003, the Distribution area reported net income of R$ 281 million, 61% higher than the net income reported in the same period of the previous year (R$ 175 million). This was mainly due to the R$ 223 million increase in gross income, reflecting the partial pass-through of price increases of oil by-products in refineries. The volumes sold dropped by 8%, and share of the distribution market likewise fell (31.3% from Jan-Sept 2003 and 32.6% from Jan-Sept 2002).

In 3Q03, the Distribution area reported net income of R$ 98 million, 14% higher than the net income reported in the previous quarter (R$ 86 million), mainly because of the 6% increase in volumes sold, which contributed to the R$ 80 million increase in gross income.

INTERNATIONAL – In line with strategic planning, operations in this business area are focused on integrating businesses in Latin America, particularly in the Southern Cone (Argentina), where the recent acquisitions of share control were made of Petrolera Santa Fe, Perez Companc (actual Petrobrás Energia Participaciones S.A. – PEPSA), and Petrolera Perez Companc S.A. (actual Petrolera Entre Lomas S.A. – PELSA).

From Jan-Sept 2003, the International business area reported net income of R$ 697 million (equivalent to US$ 238 million), in comparison to the R$ 57 million loss (equivalent to US$ 15 million) reported in the same period of the previous year. This was mainly due to recognition of PEPSA’s and PELSA’s results, highlighting the following factors:

  Increase of R$ 1,553 million in gross income, due to higher prices for oil and oil by-products, and to devaluation of the real to the dollar;

  Appreciation of the Argentine peso to the U.S. dollar from Jan-Sept 2003, which resulted in net financial revenues of R$ 259 million, principally on the dollar-denominated debt. This was partially offset by losses of R$ 109 million in the conversion on company investments, principally that of PEPSA to other companies abroad. From Jan-Sept 2002, when the devaluation of the Argentine peso to the U.S. dollar caused an increase in financial expenses and a conversion gain on company investments in Argentina;

In 3Q03, the International business area had net income of R$ 74 million (equivalent to US$ 25 million), 81% less than net income of R$ 397 million (equivalent to US$ 138 million) reported in the previous quarter. This was principally due to consolidation of PEPSA’s and PELSA’s results in 2Q03 relative to six months, considering approval by the Argentine regulatory agency on May 13, 2003 of acquisition of these companies, while in the 3Q03 results a period of three months was considered.

CORPORATE – The units comprising PETROBRAS’ Corporate offices generated a R$ 1,391 million loss from Jan-Sept 2003, 2% higher than the loss reported in the same period of the previous year (R$ 1,360 million). The loss of R$ 898 million from the exchange rate conversion on company investments abroad (from January through September 2002 there was a R$ 2,029 million gain), and the R$ 403 million increase in operating expenses, principally with the loss from liquidation of the hedge to cover operations in Japanese yen in the amount of R$ 198 million, were almost fully offset by the net financial revenues of R$ 1,175 million, principally because of the 17% appreciation of the real to the dollar on corporate debt. In the same period of the previous year, net financial expense was R$ 2,351 million, considering the 68% devaluation of the real to the dollar.

In 3Q03, the group of corporate entities reported net income of R$ 404 million, compared with a loss of R$ 1,418 million in the previous quarter, reflecting the R$ 108 million gain with the exchange rate conversion on company investments abroad (in 2Q03 there was a loss of R$ 810 million), as well as a fiscal savings of R$ 1,119 million, arising from the provision for interest on own capital.

Consolidated Debt

	R$ Million

	Sep. 30,2003	Jun. 30,2003	Δ %	Dec.31, 2002
Short-term Debt(1)	11,089	9,993	11	8,131
Long-term Debt (1)	45,766	44,253	3	42,254
Total Debt	56,855	54,246	5	50,385
Net Debt (1)	35,872	37,924	(5)	38,510
Net Debt/(Net Debt + Equity Ratio)(1)	42%	45%	(3)	53%
Total Net Liabilities (1) (2)	122,848	117,583	4	103,174
Capital Structure
(Third Parties Net / Total Liabilities Net)	60%	59%	1	67%

(1) Includes debt contracted by special purpose companies used by PETROBRAS to structure project finance transactions (R$ 10,248 million on September 30, 2003, R$ 10,650 million on June 30, 2003 and R$ 10,761 million on December 31, 2002), as well as advances for the project in consortium with Nova Marlim S.A. (R$ 1,535 million on September 30, 2003, R$ 1,620 million on June 30, 2003, and R$ 1,794 million on December 31, 2002), and debt from Leasing Contracts (R$ 5,111 million on September 30, 2003, R$ 5,277 million on June 30, 2003, and R$ 7,028 million on December 31, 2002).
(2) Total liabilities net of cash/cash equivalents.

As of September 30, 2003, PETROBRAS’ net debt had fallen 5% in relation to debt on June 30, 2003, principally because of the increase in fund availability due to higher cash generation from operating activities. This was partially offset by funds raised by PETROBRAS in 3Q03 (US$ 500 million in July and US$ 250 million in September 2003).

The Company has been taking steps to lengthen its debt maturity profile, engaging in long-term operations and simultaneously paying down short-term debt. The debt-to-equity ratio had reached 60% by September 30, 2003, a 1% increase in comparison with June 30, 2003.

Consolidated Investments

In accordance with the objectives established in its Strategic Plan PETROBRAS continues to prioritize capital expenditures towards developing oil and natural gas on its own and through joint ventures. From January through September 2003, total investments were R$ 13,144 million (excluding investments through SPC’s on an off-balance sheet basis, which totaled approximately US$ 691 million from Jan-Sept 2003), representing a 42% increase over the resources applied in the same period of 2002.

R$ Milion
	Jan-Sep
	2003	%	2002	%	Δ %
• Own Investments	11,655	89	8,100	88	44
Exploration & Production	6,222	47	4,683	51	33
Supply	2,980	23	1,480	16	101
Gas and Energy	299	2	707	8	(58)
Internacional	1,586	12	745	8	113
Distribution	252	2	278	3	(9)
Corporate	316	2	207	2	53
• Ventures under Negotiation	1,081	8	403	4	168
• Structured Projects	408	3	748	8	(45)
Exploration & Production	408	3	748	8	(45)
Albacora	1	-	130	1	-
Espadarte/Marimbá/Voador	49	-	295	3	(83)
Cabiúnas	57	-	63	1	(10)
Marlim / Nova Marlim Petróleo	228	2	226	2	1
Others	73	1	34	-	115
Total Investments	13,144*	100	9,251	100	42

* In addition to this amount, approximately US$691 million was invested through SPC's as mentioned above.

R$ Milion
	Jan-Sep
	2003	%	2002	%	Δ %
International	1,586	100	745	100	113
Exploration & Production	1,322	83	481	65	175
Supply	136	9	19	2	616
Gas and Energy	68	4	235	32	(71)
Distribution	27	2	4	-	575
Others	33	2	6	1	450
Total Investments	1,586	100	745	100	113

  From Jan-Sept 2003, 62% of capital expenditures from the Company’s own resources went towards exploration and production activities in Brazil.

  In line with its objectives of increasing production, 68 joint venture contracts have been signed for investing in exploration and development of production in the areas in which PETROBRAS has already made commercial discoveries. Of this total, 20 blocks were returned to the National Petroleum Agency, of which there was a partial return of areas in 3 blocks, with a consequent delay of the period for exploratory research in the areas that were retained. Additionally the BMS-3 Consortium was dissolved, leaving PETROBRAS with the entire share of that block. Currently there are 47 consortium contracts in effect, with forecasted investments of approximately US$ 4,941 million.

PETROBRAS S.A	Financial Statements

Consolidated Income Statement

R$ Million
Third Quarter				Jan-Sep
2Q-2003	2003	2002		2003	2002
32,471	32,857	29,095	Gross Operating Revenues	98,789	69,735
(9,080)	(9,059)	(7,800)	Sales Deductions	(26,998)	(21,402)
23,391	23,798	21,295	Net Operating Revenues	71,791	48,333
(13,172)	(13,837)	(13,770)	Cost of Goods Sold	(39,567)	(30,805)
10,219	9,961	7,525	Gross Profit	32,224	17,528
			Operating Expenses
(1,624)	(1,565)	(1,383)	Sales, General & Administrative	(4,727)	(3,698)
(409)	(329)	(319)	Cost of Prospecting, Drilling & Lifting	(963)	(837)
(126)	(127)	(99)	Research & Development	(393)	(268)
(238)	(229)	(449)	Taxes	(702)	(890)
(1,208)	(883)	(1,033)	Other	(3,452)	(1,614)
			Net Financial Expenses
(215)	586	1,068	Income	1,214	2,772
(948)	(537)	(802)	Expenses	(2,166)	(1,795)
(1,303)	172	1,939	Monetary & FX Correction - Assets	(1,258)	3,431
4,001	(684)	(5,351)	Monetary & FX Correction - Liabilities	3,716	(9,237)
1,535	(463)	(3,146)		1,506	(4,829)
(2,070)	(3,596)	(6,429)		(8,730)	(12,136)
(1,233)	169	1,275	Gains from Investments in Subsidiaries	(838)	1,829
6,916	6,534	2,371	Operating Profit	22,655	7,221
(153)	139	-	Balance Sheet Monetary Correction	(68)	-
(182)	(45)	(108)	Non-operating Income (Expenses)	(278)	(109)
(2,130)	(1,235)	(747)	Income Tax & Social Contribution	(6,695)	(2,972)
(624)	(32)	852	Minority Interest	(840)	1,129
3,827	5,361	2,368	Net Income	14,774	5,269

Consolidated Balance Sheet

Assets	R$ Million
	Sep. 30, 2003	Jun. 30, 2003

Current Assets	47,681	41,555

Cash and Cash Equivalents	20,983	16,322
Accounts Receivable	7,740	7,803
Inventories	11,097	11,274
Other	7,861	6,156
Non-current Assets	16,560	15,926

Petroleum & Alcohol Account	685	677
Ventures under Negotiation	2,122	1,931
Advances to Suppliers	1,048	1,047
Marketable Securities	704	959
Investments in Companies to be Privatizable	259	344
Deferred Taxes and Social Contribution	1,595	1,477
Advance for Pension Plan Migration	1,170	1,148
Other	8,977	8,343
Fixed Assets	64,231	61,151

Investments	2,229	2,973
Property, Plant & Equipment	61,166	57,414
Deferred	836	764

Total Assets	128,472	118,632

Liabilities	R$ Million
	Sep. 30, 2003	Jun. 30, 2003

Current Liabilities	33,245	28,862

Short-term Debt	8,121	7,992
Suppliers	6,254	5,641
Taxes and Social Contribution Payable	7,770	7,305
Project Finance and Joint Ventures	1,535	1,620
Pension Fund Obligations	305	296
Dividends	3,292	1
Other	5,968	6,007
Long-term Liabilities	44,644	41,226

Long-term Debt	31,840	28,707
Pension Fund Obligations	504	502
Health Care Benefits	4,360	4,157
Deferred Taxes and Social Contribution	5,772	5,558
Other	2,168	2,302
Provision for Future Earnings	314	433
Minority Interest	1,542	1,449
Shareholders’ Equity	48,727	46,662

Capital Stock	20,202	20,202
Reserves	13,751	17,088
Net Income	14,774	9,372

Total Liabilities	128,472	118,632

Consolidated Cash Flow Statement

R$ Million
Third Quarter				Jan-Sep
2Q-2003	2003	2002		2003	2002
3,827	5,361	2,368	Net Income (Loss)	14,774	5,269
1,797	2,180	3,386	(+) Adjustments	5,612	6,451

1,427	1,406	1,472	Depreciation & Amortization	3,751	3,536
(8)	(8)	50	Petroleum & Alcohol Account	(41)	(601)
(4,200)	3,820	3,984	Charges on Financing and Connected Companies	(393)	6,576
4,578	(3,038)	(2,120)	Other Adjustments	2,295	(3,060)
5,624	7,541	5,754	(=) Net Cash Generated by Operating Activities	20,386	11,720
4,975	4,581	4,541	(-) Cash used for Cap.Expend.	13,228	10,617

2,600	2,667	3,086	Investment in E&P	7,849	6,685
1,370	1,109	669	Investment in Refining & Transport	3,117	1,471
108	82	343	Investment in Gas and Energy	286	911
549	411	219	Project Finance	1,090	996
(14)	-	(22)	Dividends	(31)	(60)
362	312	246	Other investments	917	614

649	2,960	1,213	(=) Free cash flow	7,158	1,103
(462)	(1,701)	(649)	(-) Cash used in Financing Activities	(1,950)	4,060

1,111	4,661	1,863	(=) Net cash generated in the period	9,108	(2,957)

15,211	16,322	12,289	Cash at the Beginning of Period	11,875	17,108
16,322	20,983	14,151	Cash at the End of Period	20,983	14,151

Consolidated Value Added Statement

	R$ Million
	Jan-Sep
	2003	2002

Description
Gross Operating Revenue from Sales &/ Services	98,775	69,668
Raw Materials Used	(4,491)	(5,226)
Products for Resale	(13,558)	(12,841)
Materials, Energy, Services & Others	(13,907)	(6,946)

Value Added Generated	66,819	44,655
Depreciation & Amortization	(3,750)	(3,536)
Participation in Associated Companies	(838)	1,746
Financial Income	268	6,203
Balance Sheet Monetary Correction	(68)	-

Total Distributable Value Added	62,431	49,069
Distribution of Value Added
Personnel
Salaries, Benefits and Charges	3,410	2,477
Participation	-	-

	3,410	2,477

Government Entities
Taxes, Fees and Contributions	33,063	23,874
Government Participation	7,524	4,558
Deferred Income Tax & Social Contribution	(514)	(83)

	40,073	28,349

Financial Institutions and Suppliers
Financial Expenses,Interest, Rent & Freigt	3,334	14,103
Shareholders
Dividends	3,290	1,086
Retained Income	11,484	4,183

	14,774	5,269
Minority Interest	840	(1,129)

	15,614	4,140

Consolidated Result by Business Area – September 30, 2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	37,242	54,810	3,305	18,328	6,817	-	(48,711)	71,791

Intersegments	31,823	15,472	525	313	578	-	(48,711)	-
Third Parties	5,419	39,338	2,780	18,015	6,239	-	-	71,791
Cost of Goods Sold	(17,028)	(46,368)	(2,406)	(16,682)	(4,700)	-	47,617	(39,567)

Gross Profit	20,214	8,442	899	1,646	2,117	-	(1,094)	32,224
Operating Expenses	(1,887)	(2,357)	(1,475)	(1,035)	(841)	(2,811)	169	(10,237)
Sales, General & Administrative	(321)	(1,719)	(202)	(961)	(687)	(1,006)	169	(4,727)
Taxes		(57)	(13)	(111)	(33)	(488)	-	(702)
Prospection, Drilling and Lifting Costs	(899)		-	-	(64)	-	-	(963)
Research & Development	(193)	(83)	(23)	-	-	(94)	-	(393)
Others	(474)	(498)	(1,237)	37	(57)	(1,223)	-	(3,452)

Operating Profit	18,327	6,085	(576)	611	1,276	(2,811)	(925)	21,987
Interest Income (Expenses)	(33)	209	78	(169)	259	1,175	(13)	1,506
Gains from Investment in Subsidiaries		200	49	-	(189)	(898)	-	(838)
Balance Sheet Monetary Correction			-	-	(68)	-	-	(68)
Non-operating Income (Expense)	(33)	(70)	1	(2)	(183)	9	-	(278)

Income before Taxes and Minority interests	18,261	6,424	(448)	440	1,095	(2,525)	(938)	22,309
Income Tax & Social Contribution	(6,162)	(2,106)	484	(159)	(218)	1,134	332	(6,695)
Minority interests		(75)	(585)	-	(180)	-	-	(840)

Net Income (Loss)	12,099	4,243	(549)	281	697	(1,391)	(606)	14,774

Consolidated Result by Business Area – September 30, 2002

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	25,656	37,849	1,731	13,033	3,239	-	(33,175)	48,333

Intersegments	21,316	10,780	334	349	396		(33,175)
Third Parties	4,340	27,069	1,397	12,684	2,843		-	48,333
Cost of Goods Sold	(13,136)	(33,896)	(1,405)	(11,610)	(2,675)		31,917	(30,805)

Gross Profit	12,520	3,953	326	1,423	564	-	(1,258)	17,528
Operating Expenses	(1,080)	(1,745)	(628)	(1,096)	(410)	(2,408)	60	(7,307)
Sales, General & Administrative	(176)	(1,548)	(108)	(981)	(263)	(746)	124	(3,698)
Taxes		(36)	(21)	(70)	(27)	(736)		(890)
Prospection, Drilling and Lifting Costs	(680)				(157)			(837)
Research & Development	(127)	(74)	(10)			(57)		(268)
Others	(97)	(87)	(489)	(45)	37	(869)	(64)	(1,614)

Operating Profit	11,440	2,208	(302)	327	154	(2,408)	(1,198)	10,221
Interest Income (Expenses)	(814)	(360)	(1,105)	47	(246)	(2,351)		(4,829)
Gains from Investment in Subsidiaries		(227)	20		7	2,029		1,829
Balance Sheet Monetary Correction	-
Non-operating Income (Expense)	(2)	(87)	(1)	3	(2)	(20)		(109)

Income before Taxes and Minority interests	10,624	1,534	(1,388)	377	(87)	(2,750)	(1,198)	7,112
Income Tax & Social Contribution	(3,733)	(667)	(384)	(135)	39	1,480	428	(2,972)
Minority interests			1,295	(67)	(9)	(90)		1,129

Net Income (Loss)	6,891	867	(477)	175	(57)	(1,360)	(770)	5,269

Consolidated Other Operating Expenses/Revenues September 30, 2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Losses and Contractual Contingencies with Energy Business			(708)					(708)
Pension fund obligations and health care benefits		(2)		(22)		(597)		(621)
Institutional relations and cultural projects		(6)				(227)		(233)
Unscheduled Stoppages – Plant & Equipment	(336)	(155)						(491)
Losses and contingency from Lawsuits	(21)	(82)				(87)		(190)
Result of hedge operations		(24)	30			(198)		(192)
Rent revenues				31				31
Losses from alcohol inventory – prior years		(73)						(73)
Expenses for oil and oil product transport – prior years		(87)						(87)
Production costs – prior years	(33)							(33)
Adjustment to market value of turbines for thermoelectric plants			(330)					(330)
INSS Contingencies	(152)	(5)				(3)		(160)
Take-or-pay/Ship-or-pay on gas supply contracts			(171)					(171)
Others	68	(64)	(58)	28	(57)	(111)		(194)

	(474)	(498)	(1,237)	37	(57)	(1,223)		(3,452)

Consolidated Other Operating Expenses/Revenues September 30, 2002

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Losses and Contractual Contingencies with Energy Business			(432)					(432)
Pension Fund Obligations and health care benefits		(3)		(22)		(432)		(457)
Institutional relations and cultural projects						(192)		(192)
Unscheduled Stoppages – Plant & Equipment	(180)	(105)						(285)
Losses and contingency from Lawsuits	(52	(15)				(68)		(135)
Result of hedge operations		9						9
Others	135	27	(57)	(23)	37	(177)	(64)	(122)

	(97)	(87)	(489)	(45)	37	(869)	(64)	(1,614)

Consolidated Assets by Business Segment - September 30,2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	35,261	29,549	10,827	5,591	22,374	40,776	(15,906)	128,472

CURRENT ASSETS	3,659	16,341	1,609	3,498	5,354	25,067	(7,847)	47,681

CASH AND CASH EQUIVALENTS	4	1,375	482	101	1,474	17,547	-	20,983
OTHERS	3,655	14,966	1,127	3,397	3,880	7,520	(7,847)	26,698
NON-CURRENT ASSETS	3,879	1,159	4,041	788	514	14,168	(7,989)	16,560

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	685	-	685
MARKETABLE SECURITIES	441	5	-	1	7	250	-	704
OTHERS	3,438	1,154	4,041	787	507	13,233	(7,989)	15,171
FIXED ASSETS	27,723	12,049	5,177	1,305	16,506	1,541	(70)	64,231

Consolidated Assets by Business Segment - June 30,2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	35,158	28,628	10,828	5,619	22,353	32,064	(16,018)	118,632

CURRENT ASSETS	4,313	16,313	1,682	3,594	5,372	18,695	(8,414)	41,555

CASH AND CASH EQUIVALENTS	7	1,256	237	123	1,433	13,266	-	16,322
OTHERS	4,306	15,057	1,445	3,471	3,939	5,429	(8,414)	25,233
NON-CURRENT ASSETS	4,414	1,229	4,289	787	579	12,232	(7,604)	15,926

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	677	-	677
MARKETABLE SECURITIES	548	5	-	1	10	395	-	959
OTHERS	3,866	1,224	4,289	786	569	11,160	(7,604)	14,290
FIXED ASSETS	26,431	11,086	4,857	1,238	16,402	1,137	-	61,151

Consolidated Results – International Business Area – September 30, 2003

	R$ Million INTERNATIONAL

	E&P	SUPPLY	DISTRIB.	G&E	CORPOR.	ELIMIN.	TOTAL
INTERNACIONAL AREA

ASSETS	13,116	3,434	554	4,138	7,238	(6,106)	22,374

Income Statement
Net Operating Revenues	3,045	4,102	1,411	993	28	(2,762)	6,817

Intersegments	1,588	1,563	18	171		(2,762)	578
Third Parties	1,457	2,539	1,393	822	28		6,239
Operating Revenues	1,150	169	2	224	(256)	(13)	1,276
Net Income (Loss)	434	77	(47)	323	(60)	(30)	697

Consolidated Results – International Business Area

	R$ Million INTERNATIONAL

	E&P	SUPPLY	DISTRIB.	G&E	CORPOR.	ELIMIN.	TOTAL
INTERNACIONAL AREA

ASSETS as of 6.30.03	13,159	3,147	563	3,922	7,563	(6,001)	22,353

Income Statement (as of 9.30.02)
Net Operating Revenues	816	2,654	1,076	250	1	(1,558)	3,239

Intersegments	587	1,161	83	123		(1,558)	396
Third Parties	229	1,493	993	127	1		2,843
Operating Revenues	121	202	(194)	72	(47)		154
Net Income (Loss)	12	104	(126)	(176)	129		(57)

PETROBRAS S.A	Appendices

1. Changes in the Petroleum and Alcohol Accounts

R$ Million
Third Quarter				Jan-Sep
2Q-2003	2003	2002		2003	2002
668	677	839	Initial Balance	644	187
-	-	-	PPE Adjustments	-	(14)
-	(1)	-	Reimbursement to Third Parties	15	580
-	-	(51)	Reimbursement to PETROBRAS	-	32
9	9	1	Intercompany Lending Charges	26	4

677	685	789	Final Balance	685	789

The Governmental Audit performed by the ANP/STN Integrated Commission will certify the accuracy of the debt balances in the Petroleum and Alcohol Accounts for the period from July 1, 1998, to December 31, 2001. Subsequently, cessation of the Petroleum and Alcohol Accounts between Brazil and PETROBRAS will occur by June 30, 2004, as per Provisional Measure No. 123 dated June 26, 2003, and altered by Law No, 10.742, dated October 6, 2003.

On July 3, 2003, the National Secretary of the Treasury issued Decree No. 348 dated June 27, 2003, concomitantly authorizing cancellation of 138,791 NTNs-H, given as the guarantee for payment of the amount due on the account which matured June 30, 2003, and the issue of 138,791 new NTNs-H dated June 30, 1998, in the amount of R$ 139 million. These securities, updated on September 30, 2003, are equivalent to R$ 170 million, with the same characteristics of the previous securities but with a maturity date of June 30, 2004.

2. Analysis of Consolidated Gross Margin

NET OPERATING REVENUES – 3Q03/2Q03 VARIATION
MAIN IMPACTS

R$ million

	Holding	Consolidated
. Impact of exchange rate conversion on net operating revenues related to International business after elimination from consolidated results	-	1,122
. Effect of elimination of lag and alignment of accounting periods of PEPSA and PELSA in their consolidation into Petrobras	-	(1,017)
. Impact of price reduction from sales on the domestic market	(826)	(826)
. Impact of volumes sold in the domestic market	830	830
. Impact of prices on export revenues	261	261
. Impact of volumes sold on export revenues	234	234
. Others	-	(197)

Total	499	407

===================== =====================

CPV - 3Q03/2Q03 VARIATION
MAIN IMPACTS

R$ million

	Holding	Consolidated
. Impact of exchange rate conversion on net operating revenues related to International business after elimination from consolidated results	-	993
.Effect of elimination of lag and alignment of accounting periods of PEPSA and PELSA in their consolidation into Petrobras	-	(532)
. Impact of exchange rate, international prices and oil production on third-party participation in consortiums and project finance in PETROBRAS’ CPV	231	231
. Impact of exchange rate, international prices and oil production on governmental participation in PETROBRAS’ CPV	(480)	(480)
. Impact of oil and oil by-product imports on the CPV (volume x price)	(799)	(799)
.Impact of volumes sold (domestic market and exports) on the CPV	681	681
.Others	254	571

Total	(113)	665

3. Consolidated Taxes and Charges

PETROBRAS’ economic contribution to the country’s wealth from Jan-Sept 2003, as measured by payment of taxes, fees and social charges, totaled R$ 31,489 million, with growth of 37% in relation to the same period of 2002.

R$ Million
Third Quarter					Jan-Sep
2Q-2003	2003	2002	Δ %		2003	2002	Δ %
				Economic Contribution - Country
3,980	4,498	3,752	20	Value Added Tax (ICMS)	12,534	9,173	37
1,704	1,983	1,909	4	CIDE (1)	5,408	5,986	(10)
2,644	3,006	2,694	12	PASEP/COFINS	8,375	6,259	34
2,048	1,236	805	54	Income tax & social contribution	6,540	3,182	106
49	1,046	316	231	Others	1,504	560	167
743	567	586	(3)	Economic Contribution - Foreign	1,574	835	89
(745)	(1,297)	(1,221)	6	Eliminations	(2,872)	(2,121)	35
10,423	11,039	8,841	25	Total	33,063	23,874	38

(1) CIDE – INTERVENTION CONTRIBUTION TO ECOMONIC DOMAIN.

4. Governmental Participation

R$ Million
Third Quarter					Jan-Sep
2Q-2003	2003	2002	Δ %		2003	2002	Δ %
				Country
966	1,080	1,047	3	Royalties	3,334	2,408	38
1,059	1,142	867	32	Special Participation	3,774	2,073	82
33	21	23	(9)	Surface Rental Fees	71	77	(8)
197	119	23	417	Foreign	345	49	604
2,255	2,362	1,960	21	Total	7,524	4,607	63

Governmental participation in the country increased 58% from Jan-Sept 2003 in relation to the same period of 2002, mainly due to increased oil and gas production, the change in the tax rate for the Marlim Sul field, inclusion of the Canto do Amaro and Roncador fields in the taxable range for payment of special participation, and an increase in the reference price for domestic petroleum based on international prices and the exchange rate.

5. Reconciliation of Consolidated Results and Shareholders’ Equity

	R$ Million

	Shareholders’ Equity	Result
. According to PETROBRAS information as of September 30, 2003	50,558	14,222
. Profit in the sales of products in affiliated inventories	(167)	(167)
. Reversal of profits on inventory in previous years		164
. Capitalized interest	(420)	(128)
. Absorption of negative net worth in affiliated companies (*)	(1,045)	796
. Other eliminations	(199)	(113)

. According to consolidated information as of September 30, 2003	48,727	14,774

* Pursuant to CVM Instruction 247/96 and OFICIO CIRCULAR/CVM/SNC/SEP No. 04/96, the losses on investments valued under the equity income method were considered to be of a non-recurring nature. The invested entities indicated no evidence of ceasing operations or need for financial support, and should therefore be limited to the maximum value of the parent company’s investment. Therefore, the losses from unfunded liabilities (negative Shareholders’ Equity) of controlled companies have not impacted PETROBRAS’ results or Shareholders’ Equity for 3Q03, and resulted in a reconciled item between PETROBRAS’ Financial Statements and the Consolidated Financial Statements.

6. PETROBRAS’ Share and ADR Performance

Nominal Valuation
Third Quarter				Jan-Sep
2Q-2003	2003	2002		2003	2002
9.47%	17.36%	-13.54%	Petrobras ON	23.58%	-23.40%
9.70%	19.06%	-15.41%	Petrobras PN	30.60%	-27.90%
30.43%	16.04%	-28.75%	ADR- Level III - ON	53.48%	-54.00%
29.07%	19.65%	-30.20%	ADR- Level III - PN	58.58%	-57.00%
15.07%	23.42%	-15.96%	IBOVESPA	42.08%	-36.50%
12.43%	3.22%	-11.16%	DOW JONES	11.19%	-24.20%
21.00%	10.11%	-20.71%	NASDAQ	33.80%	-29.90%

The book value of one PETROBRAS share on September 30, 2003 was R$ 46.05

7. Petrobras Energia Participaciones S.A. – PEPSA (ex-Perez Companc S.A.) and Petrolera Entre Lomas - PELSA (ex-Petrolera Perez Companc S.A.)

On October 17, 2002, PETROBRAS, through an indirectly controlled company, acquired control of 58.62% of the capital of Perez Companc S.A. (current Petrobras Energia Participaciones S.A. – PEPSA) and 39.67% of the capital of Petrolera Perez Companc S.A. (current Petrolera Entre Lomas S.A.), assuming management control on those dates.

Petrobras Energia Participaciones S.A. participates in partnerships involved in oil and gas exploration and production activities, refining, transport and commercialization, generation, transmission and distribution of electricity, petrochemicals, among other activities, with operations concentrated principally in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela. Petrolera Entre Lomas S.A. is involved in exploration and production activities in Argentina.

In spite of PETROBRAS’ share acquisition and because of the possibility of contractual reversal of the operation, pursuant to CVM Instruction 247/96, PECOM’s financial statements were not consolidated until the purchase was approved by the Argentine regulatory agency, which occurred on May 13, 2003.

After the mentioned approval and elimination of the contractual possibility of reversal of acquisition, the financial statements of PEPSA and PELSA were evaluated according to the shareholder equity method, with recognition of the results from October 2002 to May 2003. They were also included in PETROBRAS’ consolidated financial statements in 2Q03, with a one-month delay, pursuant to Law 6,404/76, Article 250, and CVM Instruction 247/96, Article 24. As a result of process improvement, the financial statements of PEPSA and PELSA are being consolidated as of September 30, 2003, without the one-month delay.

In order to facilitate comparison of PETROBRAS’ economic performance, the following condensed financial statements (pro-forma) present PETROBRAS’ reconciled consolidated result for the period Jan-Jun 2003, and the consolidated balance sheet as of June 30, 2003, before and after the elimination of the one-month delay regarding the accounting values used for the consolidation of PEPSA and PELSA.

a. Consolidated Balance Sheet – PETROBRAS and PEPSA/PELSA

Assets	R$ Million
	Reported	Pró-Forma (*1)
	30.09.2003	30.06.2003

Current Assets	47,681	41,578

Cash/ Cash Equivalents	20,983	16,287
Accounts Receivables	7,740	7,847
Inventories	11,097	11,266
Others	7,861	6,178

Non-current Assets	16,560	16,041

Petroleum & Alcohol Accounts	685	677
Marketable Securities	704	959
Ventures under Negotiation	2,122	1,931
Advances to Suppliers	1,048	1,047
Invest. in Privatizable Companies	259	344
Deferred Taxes & Social Contribution	1,595	1,477
Advance for Pension Plan Migration	1,170	1,148
Others	8,977	8,458
Fixed Assets	64,231	61,093

Investments	2,229	2,869
Property, Plant & Equipment	61,166	57,460
Deferred	836	764

Total Assets	128,472	118,712

Liabilities	R$ Million
	Reported	Pró-Forma (*1)
	30.09.2003	30.06.2003

Current Liabilities	33,245	28,852

Short-term Debt	8,121	8,006
Suppliers	6,254	5,631
Taxes and Social Contribution Payable	7,770	7,299
Project Finance and Joint Ventures	1,535	1,620
Pension Fund Obligations	305	296
Dividends and Interest on Own Capital	3,292	1
Others	5,968	5,999
Long-term Liabilities	44,644	41,188

Long-term Debt	31,840	28,666
Pension Fund Obligations	504	502
Deferred Taxes and Social Contribution	5,772	5,558
Provision for Health Plans	4,360	4,157
Others	2,168	2,305
Result of Future Years	314	433
Participation of Minority Shareholders	1,542	1,519

Shareholders’ Equity	48,727	46,720

Capital Stock	20,202	20,202
Reserves	13,751	17,164
Net Income	14,774	9,354

Total Liabilities	128,472	118,712

(*1) PETROBRAS consolidated financial statements including Petrobras Energia Participaciones S.A., and Perolera Entre Lomas financial statements of 30 June 2003, without lag of time.

b. Consolidated Income Statement - PETROBRAS and PEPSA/PELSA

	R$ Million

	Reported Jan-Jun 2003	elimination of lag	Pro-Forma Jan-Jun/2003	Reported Jul-Sep 2003	Reported Jan-Sep 2003
		(*2)	(*3)
Gross Operating Revenues	65,836	96	65,932	32,857	98,789
Sales Deductions	(17,945)	5	(17,940)	(9,059)	(26,998)

Net Operating Revenues	47,891	101	47,992	23,798	71,791
Cost of Goods Sold	(25,652)	(78)	(25,730)	(13,837)	(39,567)

Gross Profit	22,239	23	22,262	9,961	32,224
Operating Expenses
Net Financial Expenses	2,240	(272)	1,968	(463)	1,506
Sales, General & Administrative	(3,186)	25	(3,161)	(1,565)	(4,727)
Cost of Prospecting
Drilling & Lifting	(637)	3	(634)	(329)	(963)
Research & Development	(266)		(266)	(127)	(393)
Taxes	(473)	1	(472)	(229)	(702)
Others	(2,574)	5	(2,569)	(883)	(3,452)
Gains from Investment in Subsidiaries	(1,322)	314	(1,008)	169	(838)

Operating Profit	16,021	99	16,120	6,534	22,655
Balance Sheet Monetary Correction	(137)	(70)	(207)	139	(68)
Non-operating Income (Expense)	(238)	5	(233)	(45)	(278)
Income Tax & Social Contribution	(5,444)	(16)	(5,460)	(1,235)	(6,695)
Minority interest	(830)	23	(807)	(32)	(840)

Net Income (Loss)	9,372	41	9,413	5,361	14,774

(*2) Economic effects of elimination of lag in the financial statements of Petrobras Energia Participaciones S.A. and Petrolera Entre Lomas S.A.

(*3) Financial statements of PETROBRAS considering the economic effects of acquisition of Petrobras Energia Participaciones S.A. and Petrolera Entre Lomas for the six-month period ended June 30, 2003

PETROBRAS S.A	Financial Statements

Income Statement – Holding Company

R$ Million
Third Quarter				Jan-Sep
2Q-2003	2003	2002		2003	2002
25,691	26,476	22,355	Gross Operating Revenues	80,783	56,610
(7,343)	(7,629)	(6,716)	Sales Deductions	(22,654)	(18,504)

18,348	18,847	15,639	Net Operating Revenues	58,129	38,106
(10,267)	(10,154)	(9,536)	Cost of Goods Sold	(30,643)	(23,306)

8,081	8,693	6,103	Gross Profit	27,486	14,800
			Operating Expenses
(1,058)	(905)	(831)	Sales, General & Administrative	(3,063)	(2,249)
(375)	(316)	(227)	Cost of Prospecting, Drilling & Lifting	(899)	(680)
(126)	(127)	(99)	Research & Development	(393)	(268)
(165)	(164)	(378)	Taxes	(489)	(717)
(1,302)	(1,291)	(814)	Others	(4,199)	(1,840)
			Net Financial Expense
(79)	723	921	Income	1,492	2,447
(492)	(474)	(388)	Expense	(1,429)	(903)
(3,844)	614	7,309	Monetary & Foreign Exchange Correction - Assets	(4,578)	10,306
4,725	(721)	(8,730)	Monetary & Foreign Exchange Correction - Liabilities	5,518	(12,964)

310	142	(888)		1,003	(1,114)
(110)	415	1,079	Gains from Investment in Subsidiaries	800	1,872

5,255	6,447	3,945	Operating Profit	20,246	9,804
(17)	(46)	-	Non-operating Income (Expense)	(91)	114
(1,954)	(992)	(641)	Income Tax & Social Contribution	(5,933)	(2,572)

3,284	5,409	3,304	Net Income (Loss)	14,222	7,346

Balance Sheet – Holding Company

Assets	R$ Million
	Sep. 30, 2003	Jun. 30, 2003

Current Assets	35,120	30,118

Cash and Cash Equivalents	16,022	12,739
Accounts Receivable	5,287	5,037
Inventories	9,011	8,987
Others	4,800	3,355
Non-current assets	32,090	33,454

Petroleum & Alcohol Account	685	677
Subsidiaries, Controlled Companies and Affiliates	22,278	24,128
Ventures under Negotiation	2,051	1,865
Advances to Suppliers	1,048	1,047
Advance for Pension Plan Migration	1,170	1,148
Deferred Taxes and Social Contribution	736	651
Others	4,122	3,938
Fixed assets	44,587	42,133

Investments	12,059	11,418
Property, Plant & Equipment	31,985	30,206
Deferred	543	509

Total Assets	111,797	105,705

Liabilities	R$ Million
	Sep. 30, 2003	Jun. 30, 2003

Current Liabilities	37,850	34,609

Short-term Debt	1,093	1,995
Suppliers	19,825	19,261
Taxes & Social Contribution Payable	6,807	6,443
Dividends and Interest on Own Capital	3,290	-
Project Finance and Joint Ventures	1,535	1,620
Pension Fund Obligations	272	261
Others	5,028	5,029
Long-term Liabilities	23,389	22,656

Long-term Debt	9,157	8,610
Subsidiaries & Controlled Companies	4,424	4,432
Pension fund obligations	474	471
Health Care Benefits	4,030	3,845
Deferred Taxes & Social Contribution	4,157	3,988
Others	1,147	1,310
Shareholders' Equity	50,558	48,440

Capital Stock	20,202	20,202
Reserves	16,134	19,425
Net Income	14,222	8,813

Total liabilities	111,797	105,705

Cash Flow Statement – Holding Company

R$ Million
Third Quarter				Jan-Sep
2Q-2003	2003	2002		2003	2002
3,284	5,409	3,304	Net Income (Loss)	14,222	7,346
(795)	(1,144)	3,317	(+) Adjustments	(594)	5,426

712	748	993	Depreciation & Amortization	2,046	2,482
(8)	(8)	50	Petroleum & Alcohol Account	(41)	(601)
(3,014)	(556)	6,980	Supply of oil and oil product - Abroad	(3,334)	7,768
716	(362)	(1,981)	Charges related to financing and associated companies	848	(1,547)
799	(966)	(2,725)	Others Adjustments	(113)	(2,676)
2,489	4,265	6,621	(=) Net Cash Generated by Operating Activities	13,628	12,772
3,114	3,198	2,462	(-) Cash used for Cap.Expenditures	8,575	6,502

1,746	1,678	1,474	Investment in E&P	5,120	3,857
805	873	582	Investment in Refining & Transport	2,280	1,227
(30)	65	67	Investment in Gas and Energy	111	173
543	406	218	Structured Projects net of Advance	1,073	996
(207)	-	-	Dividends	(504)	(40)
257	176	121	Other investments	495	289

(625)	1,067	4,159	(=) Free cash flow	5,053	6,270
(1,589)	(2,216)	3,408	(-) Cash used in Financing Activities	(3,048)	11,636

964	3,283	751	(=) Net cash generated in the period	8,101	(5,366)

11,774	12,739	8,989	Cash at the Beginning of Period	7,921	15,106
12,739	16,022	9,740	Cash at the End of Period	16,022	9,740

Value Added Statement – Holding Company

	R$ Million
	Jan-Sep
	2003	2002

Description
Gross Operating Revenue from Sales & Services	80,796	56,692
Raw Materials Used	(6,046)	(4,878)
Products for Resale	(3,803)	(3,865)
Materials, Energy, Services & Others	(12,397)	(5,326)

Value Added Generated	58,550	42,623
Depreciation & Amortization	(2,046)	(2,482)
Participation in Associated Co., Amort. of Premium/Discount	800	1,872
Financial Income Net	607	5,044

Total Distributable Value Added	57,911	47,057

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	2,513	1,849
Government Entities
Taxes, Fees and Contributions	30,252	22,075
Government Participation	7,179	4,558
Deferred Income Tax & Social Contribution	(414)	236

	37,017	26,869
Financial Institutions and Suppliers
Financial Expenses, Rent & Freight	4,159	10,993
Shareholders
Dividends	3,290	1,086
Net Income	10,932	6,260

	14,222	7,346

PETROBRAS S.A

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.